Mail Stop 3561

      							July 15, 2005
Via U.S. Mail and Fax (256-382-3935)
Mr. Richard E. Fish, Jr.
Chief Financial Officer
ITC^DeltaCom, Inc.
1791 O.G. Skinner Drive
West Point, GA 31833

	Re:	ITC^DeltaCom, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005

		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 0-23253

Dear Mr. Fish:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page F-4

1. Your presentation of "Cost of Services (exclusive of items shown separately below)" results in reporting gross margin before depreciation and amortization. SAB Topic 11: B specifically states,
"To avoid placing undue emphasis on cash flow, depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation". Revise your financial statements to include depreciation and amortization as a component of gross margin.

Note 7 - Long-term Obligations and Capital Lease Obligations, page
F-
19

2. Addressing the relevant accounting literature, tell us in detail why you believe that the classification of your debt as long-term debt, at December 31, 2004, is appropriate.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Consolidated Statements of Cash Flows, page 6

3. Describe for us the nature of your gain on settlement of long-term lease, as indicated in your Statement of Cash Flows. Also, tell us where you have classified the gain in your Consolidated Statement of
Operations.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Dave Walz, Staff Accountant, at (202) 551-
3358
or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Richard E. Fish, Jr.
ITC^DeltaCom, Inc.
July 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE